EXHIBIT 5.1


TEXOIL, INC.
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NEWS RELEASE                                                  FOR IMMEDIATE
                                                                 RELEASE
                                                          ----------------------
COMPANY CONTACT                                        110 CYPRESS STATION DRIVE
---------------                                        SUITE NO. 220
FRANK A. LODZINSKI                                     HOUSTON, TEXAS 77090
PRESIDENT                                              (281) 537-9920
                                                       (281) 537-8324 - FAX



                TEXOIL REPORTS AGREEMENT TO ACQUIRE PROPERTIES IN
         SOUTH TEXAS AND SOUTH LOUISIANA FROM SONAT EXPLORATION COMPANY

HOUSTON, TEXAS, SEPTEMBER 21, 1998 - TEXOIL, INC., (NASDAQ, SMALL CAP: TXLI), ANNOUNCED TODAY THAT IT HAS ENTERED INTO A PURCHASE AND SALE AGREEMENT WITH SONAT EXPLORATION COMPANY TO ACQUIRE TEN (10) FIELDS IN TEXOIL'S FOCUS AREAS OF SOUTH TEXAS AND SOUTH LOUISIANA, EFFECTIVE APRIL 1, 1998. THE WORKING INTERESTS TO BE ACQUIRED RANGE FROM 40% TO 100% AND OPERATIONS FOR NINE (9) OF THE FIELDS ARE EXPECTED TO BE TRANSFERRED TO TEXOIL. THE PURCHASE AND SALE AGREEMENT HAS CUSTOMARY REPRESENTATIONS, WARRANTIES AND COVENANTS, WHEREBY CERTAIN ADJUSTMENTS MAY BE MADE FOR TITLE, ENVIRONMENTAL AND LOSS OF VALUE AND UNDER CERTAIN LIMITED CIRCUMSTANCES, THE TRANSACTION COULD BE TERMINATED. HOWEVER, THE PROPOSED ACQUISITION IS EXPECTED TO CLOSE ON OR ABOUT NOVEMBER 1, 1998. CURRENT PRODUCTION IS APPROXIMATELY 70% GAS AND 30% OIL.

MR. LODZINSKI, CHIEF EXECUTIVE OFFICER OF TEXOIL STATED, "PENDING CLOSING, THE ACQUISITION OF THE GULF COAST PROPERTIES FROM SONAT IS EXPECTED TO DOUBLE THE SIZE OF THE COMPANY AND INCREASE CASH FLOWS MORE SIGNIFICANTLY, BY APPROXIMATELY $750,000 PER MONTH BASED ON RECENT OPERATING RESULTS. THE PROPERTIES WILL FAVORABLY ALTER THE RATIO OF PROVED OIL TO GAS FROM THE PRESENT 75% - 25%, TO A MORE BALANCED 55% - 45% OIL TO GAS RATIO. THE PROPERTIES ARE GEOGRAPHICALLY LOCATED IN SOUTH TEXAS AND SOUTH LOUISIANA, IN PROXIMITY TO OTHER FIELDS OPERATED BY THE COMPANY, SO CERTAIN BENEFICIAL OPERATING ECONOMIES ARE EXPECTED TO BE ACHIEVED. TEXOIL DOES NOT EXPECT TO INCUR A SIGNIFICANT AMOUNT OF ADDITIONAL COSTS RELATED TO THE TECHNICAL AND ADMINISTRATIVE PERSONNEL AS A RESULT OF THE ACQUISITION. THE COMPANY EXPECTS TO CLOSE THE ACQUISITION WITH BANK FINANCING, BUT MAY CHOOSE TO CLOSE A PORTION INTO CERTAIN EXISTING AFFILIATED PARTNERSHIPS."

MR. LODZINSKI SUMMARIZED BY FURTHER STATING, "THE ACQUISITION IS A MAJOR GROWTH STEP FOR THE COMPANY, IMPROVES CASH FLOWS, ASSET DIVERSIFICATION AND THE COMPOSITION OF RESERVES AND FURTHER POSITIONS THE COMPANY TO ATTRACT THE CAPITAL NECESSARY FOR CONTINUED GROWTH, THROUGH ITS DIVERSIFIED PROGRAM OF ACQUISITIONS, DEVELOPMENT AND EXPLORATION. IN ADDITION, MANAGEMENT EXPECTS THE COMPANY TO BECOME MORE ATTRACTIVE TO FINANCIAL INSTITUTIONS AND SHAREHOLDERS CONTROLLING POTENTIAL CORPORATE MERGER OR ACQUISITION TARGETS."

TEXOIL, INC., IS AN INDEPENDENT ENERGY COMPANY ENGAGED IN THE ACQUISITION AND DEVELOPMENT OF OIL AND GAS RESERVES THROUGH AN ACTIVE AND DIVERSIFIED PROGRAM WHICH INCLUDES PURCHASES OF RESERVES, RE-ENGINEERING, DEVELOPMENT AND EXPLORATION ACTIVITIES, CURRENTLY FOCUSED IN TEXAS, SOUTH LOUISIANA AND THE TEXAS GULF COAST. ON DECEMBER 31, 1997, THE COMPANY ACQUIRED CLIFFWOOD OIL & GAS CORP., IN A MERGER WHICH RESULTED IN A CHANGE OF MANAGEMENT, BUSINESS STRATEGY, AND SUBSTANTIALLY INCREASED THE COMPANY'S OVERALL FINANCIAL RESOURCES.

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THIS RELEASE MAY CONTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF
SECTION 27A OF THE SECURITIES ACT OF 1933 AND SECTION 21E OF THE SECURITIES ACT OF 1934. TEXOIL BELIEVES THAT ITS EXPECTATIONS ARE BASED ON REASONABLE BUSINESS ASSUMPTIONS, HOWEVER, NO ASSURANCE CAN BE GIVEN THAT THE COMPANY'S GOALS WILL BE ACHIEVED.